Mail Stop 3561

May 24, 2006

Mr. Mark S. Peek
Vice President and Chief Accounting Officer
Amazon.Com, Inc.
1200 12th Avenue South
Suite 1200
Seattle, WA 98144-2734

> **Re:** **Amazon.Com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 17, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 0-22513**

Dear Mr. Peek:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 29

1. Each time the measure "free cash flow" is presented, please revise your disclosures as follows: 1) identify the measure as a non-GAAP measure of liquidity; 2) disclose alongside it, with equal or greater prominence, cash flows from operating, investing, and financing activities; and 3) provide a cross-reference to the non-GAAP disclosures provided on page 43. Please note it is not sufficient to present and discuss free cash flows on page 29, without identifying the measure as a non-GAAP measure until page 43. Likewise it is not appropriate to give the measure undue prominence by discussing it in the first paragraph of your liquidity and capital resources section, while deferring the discussion of your GAAP based liquidity measures until later in the document. Refer to the requirements of Item 10(e) of Regulation S-K as well as our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov (hereinafter "the non-GAAP FAQ").

Results of Operations, page 32

2. Please revise the discussion of your results of operations to give readers an understanding of the extent to which your revenues and income are generated by sales of tangible products owned by you or by commissions on sales of third party sellers. Please also discuss significant changes in your revenue mix year over year and quantify how those changes affect your gross margin, income from operations, and net income. We believe such disclosure is particularly relevant since it appears your commission revenues tend to generate significantly higher margins than your sales of tangible products. From your current disclosures, it is unclear the effect on your historical operating results of fluctuations in your revenue mix. It is likewise unclear where you expect revenue growth in the future and how you expect this to affect your future results of operations and financial condition.

Net Sales, page 33

3. We note the references to your co-branded credit card agreement here and throughout the filing. In light of the effect of such agreement on revenues and gross profit, please tell us and revise to disclose the nature and significance of the agreement. In doing so, please quantify the extent to which fees under this

arrangement contributed to changes in your results of operations for the periods presented.

Operating Expenses, page 37

4. Reference is made to your disclosure of various operating expenses excluding stock-based compensation. As these measures represent non-GAAP measures, please revise your disclosure to clearly identify the measures as such. Such identification should be included on the page where the non-GAAP measures are presented, and not six pages later in the document. Please also refer to SAB Topic 14:G and comprehensively address each of the disclosure requirements included in the interpretive response to Question 2.

Consolidated Statements of Operations, page 50

5. To the extent that revenues from commissions/services constitute 10% or more of total revenues, please revise the face of your statements of operations to disaggregate these revenues from sales of tangible products. Also similarly disaggregate the related cost of sales. Refer to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

Consolidated Balance Sheets, page 51

6. Please remove the subtotal "Cash, cash equivalents, and marketable securities" from the face of your balance sheet. This presentation is not prescribed by Rule 5-02 of Regulation S-X and may suggest to a reader that marketable securities are as liquid as cash.

Note 1 – Description of Business and Accounting Policies, page 53

Accrued Expenses and Other Current Liabilities, page 57

7. Please disclose how you account for gift cards that are never redeemed. To the extent that unredeemed gift card liabilities are relieved into income, please disclose the timing of recognition of such income. Further, please tell us the amount of unredeemed gift cards recorded as income in each period presented, and disclose these amounts, if material.

Vendor Agreements, page 59

8. Please disclose the amount of cooperative advertising receipts included in costs of sales and marketing expenses during each period presented. Additionally, please revise your MD&A to discuss how changes in vendor consideration between periods impacted the various statements of operations line items, if material.

Stock-Based Compensation, page 60

9. Please remove the presentation on page 62 of your various income and cash flow measures adjusted to exclude the effects of adopting SFAS 123R, as such measures represent non-GAAP measures. The presentation of non-GAAP measures on the face of the financial statements or in the accompanying notes is prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K. Refer also to SAB Topic 14:G.

Item 9A. – Controls and Procedures, page 83

10. You state that your certifying officers concluded that your disclosure controls and procedures were effective in "timely alerting them to material information required to be included in [your] periodic SEC reports." Please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In particular, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief